1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

Great Basin Gold Updates Insolvency Proceedings and DIP Loan Status

October 4, 2012, Johannesburg, SA - Great Basin Gold Ltd. (“Great Basin Gold”), (TSX: GBG; NYSE MKT: GBG; JSE: GBG) announces that further to its news release of September 20, 2012, the $35 million debtor-in-possession loan from its current lenders (“Lender DIP Loan”) authorized by the Supreme Court of British Columbia on September 19, 2012 and reaffirmed on September 27 with amendments, closed on October 3, 2012. An initial utilisation of US$14,235,000 under the Lender DIP Loan has now been advanced of which approximately US$9,235,000 was used to pay down the emergency loan advanced by the lenders on September 20 as an amendment of the existing 2010 Burnstone $150 million secured credit facility (“the 2010 Burnstone Facility”).

A British Columbia appellate court has today denied an application made by an ad hoc committee of holders of the Great Basin Gold’s convertible debentures (“CD Committee”) for leave to appeal the September 27 decision of the British Columbia Supreme Court. The CD Committee’s main objection to the Lender DIP Loan is the granting by Great Basin Gold Inc. (“GBGI”), parent of the Great Basin Gold subsidiaries in Nevada which own the Hollister and Esmeralda assets, of a guarantee (the “Guarantee”) of the obligations of the 2010 Burnstone Facility, which is a requirement under the Lender DIP Loan. The British Columbia Supreme Court rejected this objection, and the British Columbia Court of Appeal today denied leave to appeal that decision. Yesterday, the CD Committee obtained from a Nevada State court a 7 day temporary restraining order (“TRO”) restricting GBGI from entering into the Guarantee. The CD Committee is also seeking a receivership order against GBGI. GBGI will vigorously defend itself in the Nevada litigation.

In other developments, TSX has determined to delist the Common Shares, Debentures and Warrants (Symbols: GBG, GBG.DB and GBG.WT) (collectively, the “Securities”) of the Company at the close of market on October 25, 2012 for failure to meet the continued listing requirements of TSX. The Securities will remain suspended from trading.

Lou van Vuuren
CEO (interim)

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Michael Curlook, Head of Investor Services at 1-888-633-9332.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the Company’s insolvency and related legal proceedings and need for near term financing uncertainties related to project realization values
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

There is currently no certainty that Southgold Exploration (Pty) Ltd will successfully emerge from business rescue proceedings and thereby prevent liquidation.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.